Exhibit 99.7

NICE Introduces Voice Quality Metrics to Support Compliance
Standards for Trading Recording

NICE delivers the industry’s first integrated speech quality check in real time for every recorded call

RA’ANANA, ISRAEL, March 25, 2015 – NICE Systems (NASDAQ: NICE) today announced a new capability for its Trading Recording solution, that will enable financial institutions to conduct a speech quality check on every recorded call. This will help these organizations ensure not only that they are recording 100 percent of calls for compliance purposes, but also that the voice quality of each call meets the firm’s accepted standard.

NICE Trading Recording is an advanced solution designed to support day-to-day financial compliance needs. It enables organizations to securely and automatically document all call recordings, and instantly retrieve and replay calls when needed.

The newly integrated voice quality check will raise an alarm whenever the technical quality of a recorded call doesn’t meet the set company standard. This will allow organizations to identify, in real time, recording channels that are delivering poor quality and quickly fix any technical issues. They can also retroactively scan recordings using the voice quality metrics feature to identify insufficient speech quality on previously recorded calls.

Yaron Morgenstern, General Manager, Financial Markets Compliance Line of Business, NICE
“NICE is committed to delivering innovative technology and solutions to help its customers remain ahead of the curve on regulatory compliance. Our trading recording solution is currently the only one on the market to offer real-time voice quality metrics for every recorded call. Not only will this help financial institutions prove to the regulators that all communications are being recorded, it will also provide compliance teams additional assurance that the recordings meet the necessary quality standards.”

NICE’s voice quality metrics uses an innovative new technology that supports SRTP/RTP, TDM, Analogue and VoIP recording channels. This patented, language-independent technology is now integrated into NICE Trading Recording.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Morgenstern, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.